INVEST IN **JASPER**

# Redefining Grief Support—One of Mental Health's Biggest Unmet Needs


jasper

jaspergrief.com Delray Beach, FL

Technology | B2C | Health & Fitness | Pets

## Highlights

1. First grief platform blending AI, community, and expert care—built to scale trust.

2. Clear wedge: 13M+ pet losses annually, 50% report 12+ months of unsupported grief.

3. Expanding into $3B+ grief market: bereavement, pregnancy loss, identity & transitions.

4. Built-in virality: $0 spent on marketing and 1 in 5 members joins through a referral.

5. Strong retention & high demand: 20% of members attend a support group every month

support group every month.

## Featured Investors



**Laura Sabia**
Syndicate Lead

Follow

Invested $25,000



"I've known Britta for over 20 years and have had the pleasure of collaborating with her on several projects, including during her time at Uber. Her vision, leadership, and ability to execute are unmatched. Investing in Jasper was an easy decision—Britta is building something truly special in an untapped space, helping people navigate grief with compassion and support. I'm confident she'll grow Jasper into an extraordinary company that fills a much-needed gap."



**Alicia Mills** in

Follow

Invested $10,000



Alicia Mills is a seasoned financial services professional with deep expertise in trading operations, client solutions, and driving operational excellence.

"I've known grief intimately since I was 15, when I lost my mom. Years later, I lost my dad—around the same time Britta lost her beloved dog, Jasper. Grief doesn't follow a straight path, and traditional mental health tools, as important as they are, often fall short when it comes to real, lived support. I've long felt there's a massive gap in how we care for people through loss—especially disenfranchised grief like pet loss.

That's why I'm investing in Jasper.

With over 15 years in the financial industry, I know a good investment when I see one. And this is more than just strong market potential—it's the right founder, with the right mission, at exactly the right moment. I've known Britta personally for years. She's methodical, deeply compassionate, and someone who will never stop challenging the status quo. This isn't a business for her—it's a calling. And she's building something that puts ethics, empathy, and community at the center

When I learned that Todd was joining—bringing a vision for how technology can thoughtfully enhance, not replace, care—I became even more confident in the trajectory of this company. Jasper isn't just filling a gap; it's creating a new category of support that's long overdue.

I'm proud to back Britta and Jasper—not just as an investor, but as someone who truly believes this platform will change lives."

 **Stacy Sifleet**     Follow          Invested $50,000 ⓘ

**Stacy Sifleet is a seasoned pricing and process improvement consultant who advises Fortune 100 and mid-sized companies on strategies that drive growth, efficiency, and customer value.**

"I can feel the passion in the founders of Jasper. They are building something out of personal experience that will help so many people—born from their own intimate experiences with their dogs and with grief. Everything about it feels right, and I'm so excited for Todd and Britta's collaboration."

# Team



**Britta Mulderrig**  Founder & CEO

Britta is Founder & CEO of Jasper, with 15+ years scaling startups backed by top VCs like Kleiner Perkins, NEA, and Spark Capital. She was early at Uber, leading community & growth, and drove brand & partnerships at Google.





**Sarah Hoggan, DMV**  Chief Veterinary Officer

Sarah is Chief Veterinary Officer at Jasper, a critical care-trained veterinarian specializing in pet loss psychology. She guides vet partnerships and leads grief support programs for pet parents and professionals.



### Christiana Saia   Chief Care and Innovation Officer

Christiana spent over a decade elevating pet loss support, including as a founding member and Lead Grief Coach at Lap of Love. At Jasper, she'll shape our care model and help set a new benchmark for compassionate, evidence-based grief support.



### Grant Hazell   Founding Pet Loss Grief Counselor

Grant leads member resource development, bringing 30+ years of trauma-informed care from military and law enforcement. He creates actionable tools to help members navigate grief with strength and support.



### Devlin Moore   Brand and Product Design

Devlin is a multi-faceted designer and creative director who has worked for some of the world's most recognizable companies including Apple and Etsy, and has led product design teams at a number of early to mid-stage startups.

petal.design  in

# Say Hello to Jasper



# Every time someone gets a pet, they sign up for outliving them.

In the US alone...

## 71%
of households have
pets, over 94M homes

## 13M+
people will grieve the
loss of a pet this year,
over 35,000 every
single day

## 50%
experience 12–18
months of intense grief

# And no one is building for the one moment every pet parent will face.

# A $152B Industry With a Critical Blindspot.

Jasper is creating the first modern ecosystem for grief care, built for how people actually live and heal today.

End-of-life and memorial spending is fragmented, transactional, and not focused on ongoing emotional care.

*Where the $152B Pet Industry Spends Today*



Veterinary Care & Diagnostics
26.8%

"

**Jasper saved my life.**

I came once, then kept coming back because it was the first place my grief felt held. I felt understood, supported, and no longer alone. I was introduced to practices like sound baths, which became a real turning point for me. It offered a holistic, grounding way to calm the anxiety that came with my loss.

**Jasper gave my grief a place to land, it's a lifeline.**

**Bobbie Novak**
Phoenix, Arizona





# We are creating a category in one of the fastest growing industries.

Jasper is pioneering a new industry focused on grief care, addressing needs that have long been overlooked.

# What We've Learned.

Modern grief support doesn't exist, and people are paying the price.

1. Outdated, fragmented, and static

2. Generic, dismissive, ineffective

3. Disorganized, self-guided experiences

4. No trusted leader

People deserve modern, scalable, safe grief support that's human at it's core.

"

**Within minutes of my first Jasper session, I knew I had found my people.**

When my dog was nearing end of life, **even therapy did not touch the depth of my pet grief.** Hearing from others who see their pets as their whole world, alongside professionals like grief counselors and veterinarians, made me feel understood in a way I never had before. You truly have nothing to lose and everything to gain by showing up.

Jasper is where I go when grief hits hard and how I give back on lighter days.

**Andria Rieger**
Montreal, Canada



# What We Built: Our Beta

Over the past year, we ran a full beta to validate Jasper's

foundation. We tested the core components grief support truly needs.

## Community

The heart of Jasper.


9:41
jasper
Community News and Events
The latest updates from the Jasper team
Today
Peer Support Group
Join Jasper Founder Britta Mulderrig in a compassionate space where individuals come together to share experiences, offer understanding, and find strength in connection.
Join now
Sat, April 26
Pet Loss Supp
Join Grant Hazell
Loss Grief Speci
supports grievin
with unmatched
and empathy.
RSVP
Get Started
Feel seen, supported, and understood
Meet Jasper
Grief deserves a space.
jaspergrief.com


9:41
jasper
Sara Ramirez 12 minutes ago
Hi, my name is Sara from San Diego, CA. I was a first time pet mom to my dog Charlie. He was the best. After months of us battling a severe illness, I lost him a few weeks ago. It's the hardest thing I've had to face and I'm truly heartbroken.
16
2
Molly Brennan 18 minutes ago
It's so good to meet you Sara, and I'm so sorry to hear about Charlie. I lost my dog Waffle at the end of last year, so I know how painful it is. Try to remember that your pain is love figuring out were to go next. Be gentle with yourself and allow the waves of grieving come. You've given Charlie so much love.
11
Sam Prince 44 minutes ago
Sorry to meet you for such an unfortunate reason, but we're here for you. It can feel incredibly brutal to fight for so long. Your pain is real, and we're all hear for you.
8
1
Emily Clark 45 minutes ago
Last week I lost my best friend Bowie. He was 12 and a half years old. So protective, but loving
jaspergrief.com

## Experts

Personalized, human guidance.



Christiana Saia

Chief Care and Innovation Officer



Sarah Hoggan, DVM

Chief Veterinary Officer



Grant Hazell

Pet Loss Grief Coach



Jenn Roedig, DVM

Pet Loss Grief Coach















**Ann Epifano, LMFT**
Pet Loss Grief Coach

**Margaret Gorelick, PMHNP**
Pet Loss Grief Coach

**Brett Chinn**
Pet Loss Grief Coach

**Katherine Niemczyk**
Content Producer

## Content

Tools that evolve with your grief.



jasper
Grow
Inbox
Journal
Coaching
Week 1
2 sessions
8 entries
Getting started with Jasper.
View more
Meet Jasper
Grief deserves a space.
Share your journey through grief.
The power of journaling.

## Personalized AI

Smart support that gets you.







A context-aware grief companion.
Our AI learns how each person grieves, responding with the right care, right when you need it.

Riley, how can I help you today?
Attach
Search

More than just another AI agent.
Backed and trained by clinical experts, we understand that grief isn't one-size-fits-all.
Catherine Ann Martin

# High engagement. Organic growth.

**700+**
total members

**100%**
organic acquisition
through social channels

**1 in 5**
members joined through word-of-
mouth

**2000+**
group meeting attendances

**20K**
user actions

## Hi, I'm Britta.

**Founder & CEO**

*Brand Builder, Jasper's Mom*

I lost my dog Jasper in 2024 after 15 years together, and the experience showed me something unmistakable: grief support is profoundly outdated and inaccessible. Helping a friend navigate suicide loss the year before confirmed it — there is no modern path to care.

I've spent my career scaling consumer products at Uber and multiple VC-backed startups, building brands, communities, and category-defining experiences. I know how to build trust at scale — and grief is the category that needs it most.

Jasper is the platform I needed and the one millions of others do too. We start with pet loss, but the opportunity spans the full landscape of human grief.





"

I've never found anything as healing or life changing as Jasper.

Losing my beloved pup Ovie after 14 magical years shattered me in ways I never expected. In 25 years online, **nothing has come close to what Jasper has given me**. It became a safe home where I could grieve, laugh, and connect with people who truly understand the depth of this loss.

Whether your grief is fresh or years behind you, **Jasper meets you exactly where you are, and it will change your life.**

**John Weinbaum**
Royal Oak, MI

# GTM Strategy To-Date

Jasper's go-to-market strategy combines community virality,

expert credibility, and tech-powered scalability.

**Who We Serve First**

- Pet owners in the early stages of loss

- Mobile-first consumers seeking immediate support

- Individuals proactive about emotional wellbeing

- People who value personalized guidance and community

- Users underserved by traditional mental health options

**DTC Acquisition**

- TikTok + Instagram organic

- Pet influencers

- PR + storytelling

- Community referrals

---

# Our Two-Tier Revenue Strategy: Premium builds depth. AI unlocks scale.

We begin with a premium subscription to build depth, trust, and brand equity. As our community and content ecosystem grow, we introduce a lower-priced AI-supported tier to unlock scale.





## Premium Tier (Today)

### $50/month

- Full community access

- Groups + experts + live support

- High-intent users

Goal: 1,000 members

## AI-Supported Tier (Future)

### $10/month

- Personalized tools and guided pathways

- Scalable, accessible emotional support

- Expanded user-base

Goal: 10,000+ members



The Future

## Scaling Through Trusted Pet-Care Partners

We embed Jasper into the pet ecosystem, reaching owners at the exact moment support is needed.

### B2B2C Distribution

- Pet insurers

- Pet food brands

- Vet networks

- Shelters & rescues

- Euthanasia services

## Partners give Jasper immediate, high-intent reach at scale.

## Building brand loyalty for pet care's most trusted brands

When a pet passes away, owners cancel everything. Food subscriptions, supplements, insurance, supplies. This is the

single biggest churn moment in the pet-care industry.



Brand retention
Pet passes
New pet
adoption
Brand
offers
Jasper
Emotional
trust forms
Jasper provides
care

**Jasper turns the hardest moment into the most powerful loyalty driver.**

*Example target partners*



















WAGMO BondVet

spot pet insurance trupanion Medical insurance for the life of your pet. The Farmer's Dog chewy

SMALLS Food. For Cats. maev Kismet

> **"** **My grief was so intense that I barely remember how I even found Jasper, but it saved me.**
>
> For over three months, I showed up to every Saturday and Sunday session because it was the first space where my grief felt fully validated. There was no judgment, only understanding. I could cry, talk, or simply listen, and I always felt supported and seen.
>
> The Jasper community is incredibly welcoming. I've made meaningful progress in my healing because of this space. I still miss Bulleit with all my heart, but I can function again.
>
> **Jasper changed my life. I recommend it to anyone navigating pet loss.**
>
> **Dawn Stanley**
> Rebooth Beach, Delaware



# The Bigger Future.

If Jasper becomes the emotional wellness layer for pet owners, we can scale a membership base similar to other trust-driven consumer platforms.

Jasper can follow the same arc, a trust-first wedge that grows into a category-defining emotional wellness platform.



**NOOM**

*Began with coaching*
• Layered in data
• Added personalization
• Became a multi-billion-dollar wellness platform
• ~$3.7B valuation

**Calm**

*Started with a single modality (meditation)*
• Built daily habits
• Added content
• Added experts
• Monetized long-term emotional wellbeing
• ~$2B valuation (2024)

**Care.com**

*Started as a small caregiver marketplace*
• Built trust
• Scaled services
• Expanded into a full ecosystem
• IPO → $500M+ acquisition



# Pet loss is our wedge. The full grief market is the opportunity.

## A multi-billion dollar market hidden in plain sight.

We begin with pet loss, then expand into the entire grief ecosystem where no modern leader exists. With a total addressable market (TAM) of over **$3 billion,** Jasper is the first platform designed to create a single, trusted destination.

| Grief Type | Annual Affected (U.S.) | Market Opportunity |
|---|---|---|
| Pet Loss | 13M | $450M+ |
| Bereavement | 12.5 | $1.2B |
| Pregnancy Loss and Infertility | 1 in 4 pregnancies | $400M+ |
| Divorce | 630K | $300M+ |
| Anticipatory Grief | 5–10M | $250M+ |
| Identity/Role Loss | 10M+ | $500M+ |





Britta Mulderrig | britta@jaspertheapp.com

For a more traditional Pitch Deck, <u>click here</u>.